UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

Autobytel Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05275N205

(CUSIP Number)

William Ferriolo

14733 Waterchase Blvd.

Tampa, Florida 33626

727-638-4312

and:

Ian Bentley

1325 Snell Isle Blvd. NE 301

St. Petersburg, Florida 33704

813-765-7625

and a copy to:

Diana L. Hayes, Esq.

Trenam, Kemker, Scharf, Barkin, Frye, O’Neill & Mullis, P.A.

2700 Bank of America Plaza

Tampa, Florida 33602

813-227-7433

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 05275N205	Schedule 13D	Page 2 of 10 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Atrop, Inc. 37-1540540
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05275N205	Schedule 13D	Page 3 of 10 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON IBBF Ventures, Inc. 73-1672259
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05275N205	Schedule 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON William Ferriolo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 245,638
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 245,638
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.74%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05275N205	Schedule 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Ian Bentley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,058
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 68,058
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.76%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05275N205	Schedule 13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Ian Bentley Revocable Trust created U/A/D March 1, 2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05275N205	Schedule 13D	Page 7 of 10 Pages

Introduction.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D filed on July 29, 2013, as amended by an Amendment No. 1 to Schedule 13D filed on August 12, 2013 (as amended, the “Schedule 13D”) by the Reporting Persons, relating to their beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”) of Autobytel Inc., a Delaware corporation (the “Issuer”). Except as expressly amended or supplemented in this Amendment No. 2, all other information is the Schedule 13D is as set forth therein. Only the Items amended and restated are set forth herein. Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

This Amendment No. 2 (i) reflects the disposition of Common Stock by the Reporting Persons due to the sale of the Warrant (as defined below) and the Note (as defined below) as described in Item 3 below, (ii) reflects the increase in beneficial ownership of Common Stock by some of the Reporting Persons due to additional vesting of certain previously outstanding options and the grant of restricted stock; and (iii) amends and restates Items 3, 5 and 6 of the Schedule 13D.

As a result of the disposition reported herein, all of the Reporting Persons have ceased to beneficially own more than 5% of the shares of Common Stock of the Issuer. Accordingly, this Amendment No. 2 is an exit filing for the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to an Asset Purchase Agreement, dated as of September 16, 2010 (the “Purchase Agreement”), by and between the Reporting Persons, Issuer, and Autobytel Acquisition Subsidiary, Inc., each of Atrop and IBBF sold substantially all of its assets (the “Asset Sale”) to Issuer in exchange for (i) cash, (ii) a warrant to purchase 2,000,000 shares of Common Stock of the Issuer at an exercise price of $0.93 per share (the “Warrant”) issued jointly to Atrop and IBBF (subsequently adjusted as described below), and (iii) a promissory note in the original principal amount of $5,000,000 payable to Atrop and IBBF (the “Note”), which became convertible on or after September 30, 2013, into up to 1,075,268 shares of Common Stock (the “Note Shares”). Following the Issuer’s reverse stock split on July 11, 2012, as described in the Issuer’s Current Report on Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”) on July 12, 2012, the Warrant was adjusted to 400,000 shares of Common Stock at an exercise price of $4.65 per share (the “Warrant Shares”). The Warrant became exercisable in full on September 16, 2013.

The foregoing description of the Purchase Agreement, Warrant, Note and the transactions effected thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Purchase Agreement, Warrant and Note, which are attached as Exhibits to the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2010, and which by this reference are incorporated herein.

Pursuant to a Note and Warrant Sale Agreement dated April 27, 2015, the Reporting Persons have sold all of their interests in the Note and Warrant to Auto Holdings Ltd., a company organized and existing under the laws of the British Virgin Islands, for an aggregate purchase price of $12,915,180 in a private sale. The foregoing description in this Amendment No. 2 of the Note and Warrant Sale Agreement is qualified in its entirety by reference to the full text of such document, which is an exhibit to this Amendment No. 2.

Mr. Bentley, for his service as an employee of Issuer, has also received certain options to purchase shares of Common Stock, 68,058 of which (the “Bentley Options”) are currently exercisable, or will be exercisable within 60 days of the date hereof. Of the Bentley Options, 50,000 of such options have an exercise price of $4.20 per share; 3,686 have an exercise price of $4.80 per share; 1,000 have an exercise price of $3.80 per share; 8,835 have an exercise price of $3.90 per share; 3,692 have an exercise price of $4.00 per share; and 845 have an exercise price of $17.64 per share.

Mr. Ferriolo, for his service as an employee of the Issuer, has also received certain options to purchase shares of Common Stock, 94,873 of which (the “Ferriolo Options”) are currently exercisable, or will be exercisable within 60 days of the date hereof. Of such Ferriolo Options, 50,000 of such options have an exercise price of $4.20 per share; 6,134 have an exercise price of $4.80 per share; 10,000 have an exercise price of $3.80 per share; 15,425 have an exercise price of $3.90 per share; 6,446 have an exercise price of $4.00 per share; 4,183 have an exercise price of $17.64 per share; and

CUSIP No. 05275N205	Schedule 13D	Page 8 of 10 Pages

2,685 have an exercise price of $14.32 per share. Mr. Ferriolo, for his service as an employee of the Issuer, has also received 125,000 shares of restricted Common Stock of the Issuer (the “Restricted Shares”). The Restricted Shares are subject to vesting requirements and cannot be transferred prior to vesting; however, Mr. Ferriolo has the power to vote the Restricted Shares. 25,000 of the Restricted Shares will vest one-third on each anniversary of April 23, 2015, 50,000 of the Restricted Shares will vest upon the weighted average closing price for the Issuer’s Common Stock remaining at $30 per share for 30 consecutive trading days, and 50,000 of the Restricted Shares will vest upon the weighted average closing price for the Issuer’s Common Stock remaining at $45 per share for 30 consecutive trading days. Mr. Ferriolo has also purchased 25,765 shares of Common Stock (the “Brokerage Shares”) through a brokerage account, using personal funds.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The percentages used herein are calculated based upon the 8,880,377 shares of Common Stock reported by the Issuer to be outstanding on February 23, 2015 in its Annual Report on Form 10-K filed with the SEC on February 26, 2015. For the purposes of calculating the percentage of outstanding Common Stock beneficially owned by the Reporting Persons as described in this Schedule 13D, such outstanding shares are increased by the 94,873 Ferriolo Options for Mr. Ferriolo, and by the 68,058 Bentley Options for Mr. Bentley, which shares of Common Stock are deemed to be outstanding for these calculation purposes. This brings the total outstanding shares of Common Stock to 8,948,435 shares for Mr. Bentley, and 8,975,250 shares for Mr. Ferriolo. The calculations in this Item 5 have been made in accordance with Rule 13d-3(d)(1) under the Exchange Act.

Mr. Ferriolo is the owner of, and has the sole power to vote and dispose of, the Ferriolo Options upon conversion, the Brokerage Shares, and the Restricted Shares (subject to restrictions noted above). Mr. Ferriolo may be deemed to be the beneficial owner of shares constituting approximately 2.74% of the outstanding shares of Common Stock.

Mr. Bentley is the owner of, and has the sole power to vote and dispose of, the Bentley Options upon conversion. Mr. Bentley may be deemed to be the beneficial owner of shares constituting approximately 0.76% of the outstanding shares of Common Stock.

(c) As stated above in Item 3, which description is incorporated herein by this reference, the Reporting Persons sold all of their interests in the Note and Warrant on April 27, 2015, pursuant to a Note and Warrant Sale Agreement.

(d) Not applicable.

(e) On April 27, 2015, all of the Reporting Persons ceased to beneficially own more than 5% of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 2, Item 3 and Item 5 are incorporated herein by this reference.

Solely with respect to the Warrant Shares, the Note Shares and the Brokerage Shares, the Reporting Persons were previously granted exemptions from being deemed “Acquiring Persons” pursuant to the Issuer’s Tax Benefit Preservation Plan dated May 26, 2010, as amended (the “Tax Benefit Preservation Plan”), which is triggered when any person acquires beneficial ownership of 4.90% or more of the Common Stock of the Issuer. The rights pursuant to the Tax Benefit Preservation Plan were adjusted pursuant to a Certificate of Adjustment under Section 11(m) of the Tax Benefit Preservation Plan dated July 12, 2012 (the “Certificate of Adjustment”). To the extent the Tax Benefit Preservation Plan is applicable, any further acquisitions of beneficial ownership by the Reporting Persons may be subject to the terms of the Tax Benefit Preservation Plan, as adjusted, unless such transactions are exempt under the Tax Benefit Preservation Plan or as determined by the Board of Directors of the Issuer. The foregoing descriptions of the Tax Benefit Preservation Plan and Certificate of Adjustment do not purport to be complete, and are subject to, and qualified in their entirety by reference to, the full text of the Tax Benefit Preservation Plan, which is attached as an exhibit to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 2, 2010, the full text of Amendment No. 1 to the Tax Benefit Preservation Plan, which is attached as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 16, 2014, and the full text of the Certificate of Adjustment, which is attached as an exhibit to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2012.

CUSIP No. 05275N205	Schedule 13D	Page 9 of 10 Pages

As stated above, the Reporting Persons sold all of their interests in the Note and Warrant on April 27, 2015, pursuant to a Note and Warrant Sale Agreement.

Except as set forth in response to those Items of this Schedule 13D and the agreements which are set forth as exhibits hereto, and incorporated herein by this reference, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Issuer, including transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated July 26, 2013, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

Exhibit 2.	Note and Warrant Sale Agreement, dated April 27, 2015, among the Reporting Persons and certain other parties named therein.

Exhibit 3.	Tax Benefit Preservation Plan, dated May 26, 2010, which is incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 2, 2010.

Exhibit 4.	Certificate of Adjustment Under Section 11(m) of the Tax Benefit Preservation Plan dated July 12, 2012, which is incorporated by reference to Exhibit 4.3 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2012.

Exhibit 5.	Amendment No. 1 to the Tax Benefit Preservation Plan dated April 14, 2014, which is incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 16, 2014.

Exhibit 6.	Power of Attorney executed by Atrop, Inc., dated July 26, 2013, which is incorporated by reference to Exhibit 6 to the Schedule 13D filed by the Reporting Persons on July 29, 2013.

Exhibit 7.	Power of Attorney executed by IBBF, Inc., dated July 26, 2013, which is incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Reporting Persons on July 29, 2013.

Exhibit 8.	Power of Attorney executed by William Ferriolo, dated July 26, 2013, which is incorporated by reference to Exhibit 8 to the Schedule 13D filed by the Reporting Persons on July 29, 2013.

Exhibit 9.	Power of Attorney executed by Ian Bentley, dated July 26, 2013, which is incorporated by reference to Exhibit 9 to the Schedule 13D filed by the Reporting Persons on July 29, 2013.

Exhibit 10.	Power of Attorney executed by Ian Bentley Revocable Trust created U/A/D March 1, 2005, dated July 26, 2013, which is incorporated by reference to Exhibit 10 to the Schedule 13D filed by the Reporting Persons on July 29, 2013.

CUSIP No. 05275N205	Schedule 13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2015

ATROP, INC.

By:	/s/ Diana L. Hayes
Diana L. Hayes, Attorney-in-fact

IBBF VENTURES, INC.

By:	/s/ Diana L. Hayes
Diana L. Hayes, Attorney-in-fact

WILLIAM FERRIOLO, individually

/s/ Diana L. Hayes
Diana L. Hayes, Attorney-in-fact

IAN BENTLEY IRREVOCABLE TRUST CREATED U/A/D MARCH 1, 2005

By:	/s/ Diana L. Hayes
Diana L. Hayes, Attorney-in-fact

IAN BENTLEY, individually

/s/ Diana L. Hayes
Diana L. Hayes, Attorney-in-fact